Mail Stop 3561

July 25, 2008

Via U.S. Mail and facsimile (919) 774-3329

Peter J. Sodini
Chief Executive Officer
The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, NC 27331-1410

> **Re: The Pantry, Inc.**
> **Response filed June 6, 2008**
> **Form 10-K for Fiscal Year Ended September 27, 2007**
> **Filed November 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2007**
> **Filed February 5, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 27, 2008**
> **Filed May 6, 2008**
> **File No. 0-25813**

Dear Mr. Sodini:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director